Exhibit (a)(1)(v)
This announcement is neither an offer nor a solicitation of an offer to sell Class A Shares (as defined below). The availability of the Put Right (as defined below) is made only through the Notice of Put Right (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Class A Shares. The Put Right is not available to (nor will Class A Shares be accepted from or on behalf of) holders of Class A Shares in any jurisdiction in which the Put Right would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
Notice of Put Right
Relating to all outstanding shares of Class A Callable Puttable Common Stock of
Dreyer’s Grand Ice Cream Holdings, Inc.
at
$83.00 in cash per share
The First Put Period And Withdrawal Rights Associated Therewith Will Expire at
5:00 p.m. New York City Time on Friday, January 13, 2006 Unless Extended By Dreyer’s
Holders of shares of the Class A Callable Puttable Common Stock (the “Class A Shares”) of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) have the right under Dreyer’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) to require Dreyer’s to purchase any or all of the Class A Shares held by them for $83.00 in cash per Class A Share (the “Purchase Price”) during two periods: From December 1, 2005 until 5:00 p.m. New York City time on January 13, 2006 (the “First Put Period”); and from April 3, 2006 until 5:00 p.m. New York City time on May 12, 2006 (the “Second Put Period”), on the terms and subject to the conditions set forth in the Notice of Put Right, dated December 1, 2005 (the “Notice of Put Right”) and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Put Right”). This notice refers pertains exclusively to the First Put Period, which expires at 5:00 p.m. New York City time on January 13, 2006, unless extended by Dreyer’s in order to comply with United States federal securities laws (the “Expiration Time”).
The members of Dreyer’s board of directors who meet the definition of an “independent director"
under the regulations of the Nasdaq National Market System have unanimously determined that the Put
Right, including the Purchase Price of $83.00 in cash per Class A Share, is fair to the holders of
Class A Shares who are not affiliated with Dreyer’s or Nestlé and have unanimously recommended that holders of Class A Shares exercise the Put Right. Nestlé has determined that the Put Right, including the Purchase Price of $83.00 in cash per Class A Share, is fair to holders of the Class A
Shares who are not affiliated with Dreyer’s or Nestlé. No further approval of either the board of directors or stockholders of Dreyer’s or Nestlé is required under Delaware law with respect to the
Put Right, the Call Right, or a Short Form Merger.
Nestlé S.A., a corporation organized under the laws of Switzerland (“Nestlé S.A.”) and Nestlé Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Nestlé S.A. (“Nestlé Holdings”), are contractually obligated to provide, or have one of their affiliates provide, the funds to pay the Purchase Price for which the Put Right is properly exercised. Nestlé S.A. and Nestlé Holdings have notified Dreyer’s that either Nestlé S.A., Nestlé Holdings or Nestlé Ice Holdings, Inc., a Delaware corporation and wholly owned indirect subsidiary of Nestlé Holdings (“Nestlé Ice”), will provide the funds to pay the Purchase Price for the Class A Shares for which a Put Right is properly exercised. The term “Nestlé” is used throughout this notice to refer collectively to Nestlé S.A., Nestlé Holdings and Nestlé Ice. In exchange for providing the funds to pay the Purchase Price, Dreyer’s will issue one share of its Class B Common Stock (the “Class B Shares”) to Nestlé Ice for each Class A Share that is purchased by Dreyer’s. All Class A Shares that are purchased by Dreyer’s will be retired and cancelled.
The Restated Certificate provides that if Nestlé at any time owns at least 90% of the issued and outstanding voting stock of Dreyer’s (the “Conversion Date”): (1) Each outstanding Class A Share will automatically be converted into one Class B Share (the “Conversion”); and (2) Nestlé is contractually obligated, and has affirmed its intent, to cause a “short-form” merger between Dreyer’s and Nestlé Holdings (or its affiliate) (the “Short Form Merger”). Under Delaware law, Nestlé Holdings (or its affiliate) may effect the Short Form Merger without the affirmative vote of, or prior notice to, Dreyer’s board of directors or stockholders.
Prior to January 1, 2007, under certain circumstances that would involve a substantial adverse change in Dreyer’s business or financial viability and which would result in a “Triggering Event,” as described more fully in the Notice of Put Right, Nestlé has the right, in its sole discretion, to either (a) cause Dreyer’s to redeem all outstanding Class A Shares at the

“Triggering Event Price,” as described more fully in the Notice of Put Right or (b) offer to purchase all outstanding Class A Shares directly from the holders of such shares at the Triggering Event Price. If at any time prior to January 1, 2007, a Short Form Merger is consummated as a result of a Conversion due to a Triggering Event, then holders of Class A Shares will be entitled to receive the Triggering Event Price in cash per Class B Share.
If a Short Form Merger is not consummated prior to January 1, 2007, Dreyer’s and Nestlé have the right, but not the obligation, at any time during the period between January 1, 2007 through and including June 30, 2007 to redeem all (but not part) of the outstanding Class A Shares without the consent of any holder of the Class A Shares at the price of $88.00 in cash per Class A Share (the "Call Right”).
Each holder of Class A Shares that has properly executed and delivered the Letter of Transmittal and certificates for Class A Shares or book entry confirmations with respect to Class A Shares to Mellon Investor Services prior to 5:00 p.m. New York City time on January 13, 2006 will be paid the Purchase Price not later than two business days after January 13, 2006. However, there could be delays in delivery of the Purchase Price due to circumstances beyond the control of Dreyer’s, Nestlé or Mellon Investor Services. Under no circumstances will interest on the Purchase Price for the Validly Delivered Class A Shares be paid, regardless of any delay in making such payment.
Holders of Class A Shares registered in their names and who validly deliver Class A Shares directly to Mellon Investor Services will not be charged brokerage fees or commissions or, subject to Instruction #6 of the Letter of Transmittal, stock transfer taxes on the purchase of Class A Shares pursuant to the Put Right. Holders of Class A Shares who hold such shares through a broker or bank should consult such institution as to whether it charges any service fees. Dreyer’s will pay all charges and expenses of Mellon Investor Services incurred in connection with the Put Right.
Dreyer’s may extend the First Put Period at any time in order to comply with United States federal securities laws. If Dreyer’s decides to extend the First Put Period, Dreyer’s will inform Mellon Investor Services of that fact, and will make a public announcement of the extension, not later than 9:00 a.m. on January 16, 2006. The term “Expiration Time” means 5:00 p.m., New York City time, on January 13, 2006, unless and until Dreyer’s will have extended the First Put Period in order to comply with United States federal securities laws, in which event the term “Expiration Time” will mean the latest time and date at which the First Put Period, as so extended by Dreyer’s, expires.
The Put Right allows holders of Class A Shares at the close of business on November 28, 2005 (the "Record Date”) to exercise the right to cause Dreyer’s to purchase their Class A Shares as provided in the Restated Certificate. Nestlé and Dreyer’s are sending the Notice of Put Right to the holders of Class A Shares on the Record Date as required under the terms of the Restated Certificate and a governance agreement entered into by, among other parties, Dreyer’s, Nestlé S.A. and Nestlé Holdings. Nestlé’s intent is to cause Dreyer’s to purchase for cash as many Class A Shares as necessary for Nestlé to acquire ownership of at least 90% of the issued and outstanding shares of voting stock of Dreyer’s and consummate a Short Form Merger. In the event a Short Form Merger is consummated, Nestlé currently anticipates that it will continue to sell Dreyer’s products, but may integrate certain aspects of Dreyer’s operations into Nestlé over time.
Except for Class A Shares that are held directly by Mellon Investor Services (as Dreyer’s Transfer Agent) in book entry form, payment for Class A Shares delivered and accepted for payment pursuant to the Put Right will be made only after timely receipt by Mellon Investor Services of certificates evidencing such Class A Shares or a confirmation of a book entry transfer of such Class A Shares into Mellon Investor Services Investor Service’s account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents prior to the Expiration Time. For Class A Shares that are held directly in book entry form through an account in Mellon Investor Services’ Direct Registration System, payment for Class A Shares delivered and accepted for payment pursuant to the Put Right will be made only after timely receipt by Mellon Investor Services of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.
An exercise of the Put Right is revocable only if proper notice of such withdrawal, as set forth below, is received by Mellon Investor Services prior to 5:00 p.m. New York City time on January 13, 2006. For a withdrawal of the exercise to be effective, a signed written or facsimile transmission notice of withdrawal must be timely received by Mellon Investor Services at one of its addresses set forth on the back cover of this Notice of Put Right. Any such notice of withdrawal must specify the name of the stockholder having validly delivered the Class A Shares to be withdrawn, the number or amount of Class A Shares to be withdrawn and the names in which the certificate(s) evidencing the Class A Shares to be withdrawn are registered, if different from that of the person who validly delivered such Class A Shares. The signature(s) on the notice of withdrawal must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”), unless such Class A Shares have been validly delivered for the account of any Eligible Institution. If Class A Shares have been validly delivered pursuant to the procedures for book entry transfer, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company or through Mellon Investor Services’ Direct Registration System, as the case may be, to be credited with the withdrawn Class A Shares. If certificates for Class A Shares to be withdrawn have been validly delivered or otherwise identified to Mellon Investor Services, the name of the registered holder and the serial numbers of the particular certificates evidencing the Class A Shares to be withdrawn must also be furnished to Mellon Investor Services prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Dreyer’s, in its sole discretion, which determination shall be final and binding. None of Dreyer’s, Nestlé, Mellon Investor Services or any of their affiliates will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
Sales of Class A Shares pursuant to the exercise of the Put Right and the exchange of Class A Shares for cash pursuant to the Short Form Merger will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. Gain or loss will be capital gain or loss if the Class A Shares are held as capital assets by the stockholder. As individual tax situations differ, stockholders should consult with their individual tax and legal advisors concerning the tax treatment of the exercise of the Put Right. If you exercise your Put Right during the First Put Period, the Purchase Price for the Class A Shares will be paid to you in 2006 and Dreyer’s will record such purchase on its books as of the date of such payment. Dreyer’s will not make any such payment in 2005 nor will it record any purchase of Class A Shares in 2005.
The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Notice of Put Right and is incorporated herein by reference.
The Notice of Put Right, the related Letter of Transmittal and other relevant materials will be mailed to holders of Class A Shares on the Record Date and will be furnished, for subsequent transmittal to beneficial owners of Class A Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The Notice of Put Right and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Put Right. Copies of the
Notice of Put Right and the related Letter of Transmittal are available via the Securities and
Exchange Commission’s website at www.sec.gov and for free from Mellon Investor Services.
Questions and requests for assistance and copies of the Notice of Put Right, the Letter of Transmittal and all other Put Right materials should be directed to Mellon Investor Services, the Depositary Agent, Information Agent, Solicitation Agent and Transfer Agent for the Put Right at the telephone numbers and addresses set forth below, and will be furnished promptly at Dreyer’s expense. Dreyer’s will not pay any fees or commissions to any broker or dealer or any other person (other than Mellon Investor Services) in connection with the acceptance of Class A Shares pursuant to the Put Right.
Mellon Investor Services
A Mellon Financial CompanySM
By Telephone: 9 a.m. to 6 p.m. New York City time, Monday through Friday, except for bank holidays:
     From within the U.S., Canada or Puerto Rico:
               1-888-256-2660 (Toll Free)
     From outside the U.S.:
               1-201-329-8660 (Collect)
     For the hearing impaired:
               TDD from within the U.S., Canada or Puerto Rico: 1-800-231-5469 (Toll Free)
               TDD from outside the U.S.: 1-201-329-8354 (Collect)

By Mail	By Overnight Courier
Mellon Investor Securities LLC	Mellon Investor Securities LLC	By Hand
Reorganization Department	Reorganization Department	Mellon Investor Securities LLC
P.O. Box 3301	Mail Prop — Reorg	Reorganization Department
South Hackensack, New Jersey	480 Washington Blvd.	120 Broadway, 13th Floor
07606	Jersey City, NJ 07032	New York, New York 10271
December 1, 2005